SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                              Quanta Services, Inc.
                                (Name of Issuer)


                        Common Stock, $0.00001 par value
                         (Title of Class of Securities)

                                    74762E102
                                 (CUSIP Number)

                  Dale J. Wolf, Secretary, 20 West Ninth Street
                   Kansas City, Missouri 64105 (816) 421-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
  Dennis P. Wilbert, Esq., Blackwell Sanders Peper Martin LLP, 2300 Main Street
                   Kansas City, Missouri 64108 (816) 983-8124.


                               September 21, 1999
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 74762E102

--------------------- ------------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      UtiliCorp United Inc.    #440541877
--------------------- ------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                        (a)
                        (b)  X
--------------------- ------------------------------------------------------------------------------------------------
         3            SEC USE ONLY
--------------------- ------------------------------------------------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions)

                      BK
--------------------- ------------------------------------------------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ -----------------------------------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 8,133,685*
    PERSON WITH
                      ------------ -----------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None**
                      ------------ -----------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   8,133,685
                      ------------ -----------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
--------------------- ------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      8,133,685
--------------------- ------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                                    X
--------------------- ------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      25.7% ***
--------------------- ------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ------------------------------------------------------------------------------------------------


* If, however, the shares owned by Robert K. Green were to be included in this number, UtiliCorp and Robert K. Green would cumulatively exercise sole voting power over 8,143,685 shares of Issuer's outstanding common stock.
     This number of shares would represent 25.7% of the issued and outstanding common stock of the Issuer. See Item 5.

** This representation is qualified by the fact that, as described in Item 4 below, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Agreements.

***  Based on information provided by Issuer as of September 21, 1999.

                                  Page 2 of 9

CUSIP No. 74762E102

--------------------- ------------------------------------------------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                      Robert K. Green
--------------------- ------------------------------------------------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                      (a)
                      (b)  X
--------------------- ------------------------------------------------------------------------------------------------
         3            SEC USE ONLY
--------------------- ------------------------------------------------------------------------------------------------
         4            SOURCE OF FUNDS (See Instructions)

                      PF
--------------------- ------------------------------------------------------------------------------------------------
         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ------------------------------------------------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      United States Citizen
--------------------- ------------ -----------------------------------------------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED                10,000
 BY EACH REPORTING
    PERSON WITH
                      ------------ -----------------------------------------------------------------------------------
                           8       SHARED VOTING POWER
                                   None
                      ------------ -----------------------------------------------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   10,000
                      ------------ -----------------------------------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
--------------------- ------------------------------------------------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      10,000
--------------------- ------------------------------------------------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
                       X
--------------------- ------------------------------------------------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      10,000
--------------------- ------------------------------------------------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      IN
--------------------- ------------------------------------------------------------------------------------------------


INTRODUCTION

         UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 below pursuant to the Agreement With Respect to Schedule 13D attached hereto as an Exhibit.

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to the shares of common stock, par value $0.00001 per share, of Quanta Services, Inc., a Delaware corporation ("Issuer") (the "Common Stock"), issuable on conversion of the Series A convertible preferred stock, par value $0.00001 per share, of the Issuer ("Convertible Preferred Stock") and shares of Common Stock acquired in open market and privately negotiated purchases. The principal executive offices of the Issuer are located at 1360 Post Oak Boulevard, Suite 2100, Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

         This   Statement  is  filed  by  UtiliCorp   United  Inc.,  a  Delaware
corporation ("UtiliCorp"), and Robert K. Green, President and Chief Operating Officer of UtiliCorp (collectively, the "Reporting Persons").

         UtiliCorp is a publicly held company (trading symbol "UCU") whose executive offices are located at 20 West Ninth Street, Kansas City, Missouri 64105, and its telephone number is (816) 421-6600. UtiliCorp is a multinational energy and energy services business with regulated utility operations in seven states within the United States and energy operations in New Zealand, Australia, the United Kingdom and Canada. UtiliCorp also owns non-utility subsidiaries involved in energy trading, natural gas gathering, processing and transportation, energy efficiency services, and various other energy-related businesses.

         Robert K. Green, a United States citizen, resides at 2318 West 59th Street, Mission Hills, Kansas 66208. Mr. Green is President and Chief Operating Officer of UtiliCorp, which maintains its executive offices at the location described above.

         During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Securities Purchase Agreement dated September 21, 1999 ("Closing Date") between UtiliCorp and the Issuer ("Purchase Agreement"),
UtiliCorp purchased from the Issuer 1,860,000 shares of Convertible Preferred Stock in the aggregate principal amount of $186,000,000 ("Purchase Price"). The Convertible Preferred Stock is convertible into Common Stock at the option of UtiliCorp. UtiliCorp purchased the Convertible Preferred Stock with funds obtained pursuant to a Credit Agreement among UtiliCorp and numerous banks (with CitiBank, N.A. as agent).

         Between September 2, 1999 and September 29, 1999,  UtiliCorp  purchased
in  a   series   of   broker-assisted   purchases   on  the  open   market   and
privately-negotiated  purchases  1,933,685 shares of Common

Stock. The aggregate funding required for these purchases was $50,462,110, all of which was funded by a Credit Agreement among UtiliCorp and numerous banks (with CitiBank, N.A. as agent). 1

         On June 30, 1999 Robert Green purchased 10,000 shares of Issuer's outstanding common stock on the open market for an aggregate purchase price of $390,000 with personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purchase of the Convertible Preferred Stock of the Issuer was the result of a negotiated transaction with the Issuer, and it was acquired for investment purposes. UtiliCorp intends to review its investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Convertible Preferred Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to UtiliCorp and its affiliations, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         UtiliCorp's open market purchases of Common Stock were undertaken for investment purposes as described in the preceding paragraph. UtiliCorp has also purchased shares of Common Stock by, as of September 29, 1999, contracting with 21 of the Issuer's record stockholders for the purchase of 1,069,485 shares of Common Stock for an aggregate purchase price of $27,806,610.2

         Robert Green purchased 10,000 shares of Common Stock on the open market for an aggregate purchase price of $390,000, such purchases were made for investment purposes.

         In addition to the Purchase Agreement, the following documents (as described herein), which were conditions precedent to the signing of the Purchase Agreement, are attached as exhibits to this Schedule and incorporated herein by reference: Stockholder's Voting Agreements (the "Stockholder's Agreements"), Strategic Alliance Agreement, Investor's Rights Agreement, Fee Letter Agreement, and Certificate of Designation, Rights, and Limitations of the Series A Convertible Preferred Stock of Quanta Services, Inc. (the "Certificate of Designation"). The following summaries of the terms of such agreements are qualified by reference to the actual agreements.

         Purchase Agreement. On September 21, 1999, UtiliCorp and Issuer entered into the Purchase Agreement which provided for the purchase by UtiliCorp of Convertible Preferred Stock in the aggregate amount of $186,000,000. The number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock by UtiliCorp will be determined by dividing the price per share of the Convertible Preferred Stock (i.e., $100) by the conversion price of $30.00
(subject  to  adjustment  for  any  stock  split,  combination,  and  the  like)
("Conversion Price"), approximately 6,200,000 shares of Common Stock, on an as-converted basis, at the Closing Date. The Purchase Agreement includes provisions customary in commercial investments, including, for purposes of illustration only, inclusion of an anti-hedging provision (i.e., for a period of 10 years, UtiliCorp shall not engage in transactions intended to reduce its risk of owning the Common Stock).

         Stockholder's Agreements. The irrevocable Stockholder's Agreements among UtiliCorp, Issuer, and various stockholders owning shares of the Common Stock of the Issuer (cumulatively, the "Stockholders"), dated September 21, 1999, obligate the Stockholders to vote all shares of Common Stock owned by them, or over which they have voting control, to approve the following proposals: (i) any proposal recommended by Issuer's Board of Directors for the purpose of enabling UtiliCorp to exit its investment in the Issuer in the most tax efficient manner; (ii) any proposal recommended by Issuer's Board of Directors for the purpose of allowing UtiliCorp to hold shares of the Issuer in the most tax efficient manner; and (iii) any ancillary proposals that are necessary or appropriate to effectuate the foregoing proposals. The Stockholder's Agreements terminate automatically if UtiliCorp's Fully Diluted Ownership Ratio (as defined in the Certificate of Designation) is less than 5%, and with respect to shares subject to the Stockholder's Agreements that are subsequently sold by the Stockholders, the Stockholder's Agreements cease to apply to such shares upon sale.

         Strategic Alliance Agreement. On September 21, 1999, UtiliCorp and Issuer entered into the Strategic Alliance Agreement which provides that the Issuer is UtiliCorp's preferred contractor in outsourced transmission and distribution infrastructure construction and maintenance and natural gas distribution construction and maintenance in all areas serviced by UtiliCorp, provided that the Issuer provides such services at a competitive cost that is demonstrably equal to or better than current market rates for such services. The Strategic Alliance Agreement terminates six years from the Closing Date, although the parties thereto may engage in business relations with competitors of the other party and its affiliates during such time. Neither UtiliCorp nor the Issuer owe the other party any fiduciary duties (in fact, no relationship of whatever kind or form exists) under the terms of the Strategic Alliance Agreement.

         Fee Letter Agreement. Signed on September 21, 1999 between the Issuer and UtiliCorp, the Fee Letter Agreement entitles UtiliCorp to receive $3,720,000 for advisory services performed by UtiliCorp.

         Investor's Rights Agreement. On September 21, 1999, UtiliCorp and Issuer entered into the Investor's Rights Agreement which provides, among other things, that UtiliCorp is entitled to (i) one demand registration with respect to the Common Stock into which the Convertible Preferred Stock is convertible;
(ii) unlimited "piggyback" registrations; and (iii) a pre-emptive right to purchase shares of common stock of the Issuer upon the Issuer's issuance of shares to third parties. The Investor Rights Agreement also provides that UtiliCorp shall not transfer any portion of its shares of Convertible Preferred Stock to any competitor of the Issuer.

         Certificate of Designation. Executed and filed with the Delaware Secretary of State's Office on September 21, 1999 by the Issuer, the Certificate of Designation designates 1,860,000 shares of the Issuer's preferred stock as Series A Convertible Preferred Stock and sets forth the terms of the Convertible Preferred Stock. The Certificate of Designation provides that UtiliCorp is entitled to nominate and elect two directors to the Issuer's Board of Directors; provided, however, (i) UtiliCorp may nominate a third director if it owns 30% or more of the outstanding shares of the Issuer on a fully diluted basis, (ii) UtiliCorp will only be entitled to nominate and elect one director to the Issuer's Board of Directors if it disposes of at least 50%, but less than 75%, of the total number of common stock into which the Convertible Preferred Stock is then convertible, on a fully diluted basis, and (iii) UtiliCorp shall not be entitled to elect any directors to the Issuer's Board of Directors if it sells 75% or more of the total number of shares of Common Stock into which the Convertible Preferred Stock is then convertible, on a fully diluted basis. The
Certificate of Designation also provides that, for purposes of illustration only, (i) the Convertible Preferred Stock is convertible at the discretion of UtiliCorp without expiration, except that the Issuer is entitled to terminate any obligation to pay the participating, preferred dividends beyond the sixth anniversary from the date hereunder if the Common Stock of the Issuer is trading in the open market above the Conversion Price at that time; and (ii) UtiliCorp shall have that number of votes equal to the number of shares of Common Stock into which the Convertible Preferred Stock is convertible at the appropriate record date.

                                     6 of 9

         In addition, the Certificate of Designation entitles UtiliCorp to receive cash dividends, which are cumulative, at the rate of 0.5% per annum on the Purchase Price of the Convertible Preferred Stock ("Preferred Dividend"); provided, however, that the Issuer may in its sole discretion terminate the Preferred Dividend at any time after the sixth anniversary of the Closing Date if the closing price of the Common Stock is greater than $30.00 per share (subject to adjustment for any stock split, combination, and the like).

         Other than the transactions described herein, the Reporting Persons nor any of their affiliates have any plan or proposal that would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         UtiliCorp beneficially owns 1,860,000 shares of the Convertible Preferred Stock at September 21, 1999, representing 100% of the outstanding class as of that date. On an as-converted basis, the Convertible Preferred Stock beneficially owned by UtiliCorp pursuant to the Purchase Agreement equals approximately 6,200,0003 shares of Common Stock at September 21, 1999 representing 19.6%4 of the outstanding Common Stock at that date. UtiliCorp also beneficially owns 1,933,685 shares of the issued and outstanding shares of Common Stock, acquired by UtiliCorp in privately-negotiated or open market purchases5. The aggregate amount of the stock described in the preceding sentence represents 6.1% of the issued and outstanding Common Stock (based on the number of shares of Common Stock of the Issuer outstanding as of the Closing Date as represented by the Issuer in the Purchase Agreement) beneficially owned by UtiliCorp. In aggregate, UtiliCorp beneficially ownership of 8,133,685 shares of Issuer's outstanding common stock represents 25.7% of Issuer's issued and outstanding common stock. A schedule of UtiliCorp's transactions in the Issuer's outstanding common stock is attached as an exhibit.

         Robert K. Green beneficially owns 10,000 shares of Issuer's common stock, or 0.0% of the issued and outstanding shares of Issuer's common stock. A schedule of UtiliCorp's transactions in the Issuer's outstanding common stock is attached as an exhibit.

         The Reporting Persons collectively own 8,143,685 shares, or 25.7%, of the issued and outstanding shares of the Issuer's common stock.

         Neither the directors or executive officers of UtiliCorp have any agreements and understandings of any kind with UtiliCorp regarding the holding, voting, acquisition or disposition of Common Stock. UtiliCorp expressly disclaims membership in any group and beneficial ownership over any shares held by third parties.6 Furthermore, Robert K. Green expressly disclaims membership in any group and beneficial ownership in Common Stock owned and/or controlled by UtiliCorp or any other third party.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the descriptions of the attached exhibits as described in Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(i) Securities Purchase Agreement dated September 21, 1999 between UtiliCorp and Issuer.

(ii) Form of Stockholder's Voting Agreement dated September 21,
     1999 among UtiliCorp, Issuer, and Certain Shareholders (and Schedule of Participating Shareholders).

(iii)Strategic Alliance Agreement dated September 21, 1999 between the Issuer and UtiliCorp.

(iv) Investor's Rights Agreement dated September 21, 1999 between the Issuer and UtiliCorp.

(v) Certificate of Designation, Rights, and Limitations of the Series A Convertible Preferred Stock of Quanta Services, Inc., dated September 21, 1999.

(vi) Agreement With Respect to Schedule 13D dated September 30, 1999 between Robert K. Green and UtiliCorp.

(vii)Schedule of Purchases of Issuer's Outstanding Common Stock by the Reporting Parties, as of September 29, 1999.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 30, 1999.                       UtiliCorp United Inc.

                                                   By: /s/ Dale J. Wolf
                                                   Name:  Dale J. Wolf
Title:  Secretary

                                                   /s/ Robert K. Green
                                                   Robert K. Green





--------
     1 The information contained in this paragraph includes the shares of Common Stock for which UtiliCorp has entered into a contract for sale with 21 record stockholders of the Issuer, as described in Item 4 below.

     2 UtiliCorp has offer letters outstanding with 28 additional stockholders for the purchase of additional shares of Common Stock.

     3 Represents shares of Common Stock issuable upon conversion of 1,860,000 shares of Series A Convertible Preferred Stock at this date.

     4 Based on information provided by Issuer as of September 21, 1999.

     5 This figure includes the shares of Common Stock that UtiliCorp has contracted to purchase from 21 record stockholders of the Issuer, as described in Item 4 above.

     6 This representation is qualified by the fact that, as described in Item 4 above, UtiliCorp has the ability to vote or direct the vote of the shares subject to the Stockholder's Agreements only in two limited, tax-related circumstances. UtiliCorp expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Agreements.